Exhibit 4.2

Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our Certificate of Incorporation and our By-Laws. Copies of our Certificate of Incorporation and our Bylaws are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our By-Laws and the applicable provisions of Delaware law for additional information.

The following is a summary of the rights of our common stock and preferred stock and related provisions of our Certificate of Incorporation and bylaws. Pursuant to our Certificate of Incorporation, our authorized capital stock consists of 71,000,000 shares, of which:

➢	70,000,000 shares are designated as common stock, each with a par value of $0.66 2/3; and
➢	1,000,000 shares are designated as preferred stock, each with a par value of $1.00.

COMMON STOCK

Voting Rights. Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Our stockholders currently may cumulate their votes for the election of directors.

Dividend and Distribution Rights. Subject to preferences which may be granted to the holders of preferred stock, each holder of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available, subject to any preferential dividend rights of any outstanding preferred stock.

Liquidation, Dissolution or Winding Up. In the event of our liquidation, dissolution or winding up, each common stockholder is entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any shares of preferred stock that are outstanding at that time.

Conversion, Preemptive or Other Rights. Holders of common stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Special Meetings of Stockholders. Our By-Laws provide that special meetings of the stockholders may be called at any time by the President of the corporation or by a majority of the Board of Directors and shall be called by the President or Secretary at the written request of stockholders entitled to cast a majority of the votes which all stockholders are entitled to cast at the particular meeting.

Action by Written Consent in lieu of Meeting. Our Certificate of Incorporation does not prohibit stockholder action by written consent and therefore in accordance with Section 228 of the Delaware General Corporation Law, action may be taken by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Miscellaneous Other Matters. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Board of Directors Discretion on Issuance. Our Board of Directors is authorized to issue, without further stockholder approval, shares of preferred stock in one or more series, and may fix or alter the relative, participating,

Exhibit 4.2

optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of preferred stock. Our Board of Directors, without further stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, including the loss of voting control to the holder of preferred stock issued in the future. No shares of preferred stock presently are outstanding. The issuance of preferred stock in certain circumstances may delay, defer or prevent a change in control of us without further action by our stockholders, may discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price, and the voting and other rights of the holders, of common stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION, OUR BY-LAWS AND CERTAIN PROVISIONS OF DELAWARE LAW

Certificate of Incorporation. Our Certificate of Incorporation provides for the issuance of preferred stock, as discussed above, on terms and conditions set by our Board of Directors that could deter a hostile change in control attempt or delay changes in our management. Our Certificate of Incorporation provides for cumulative voting in the election of Directors.

By-Laws. Our By-Laws contain an advance-notice provision for shareholder nominations of directors and proposals intended to be presented at annual or special meetings of our shareholders, as well as procedural specifications that must be followed before any such director nomination or proposal can be voted on by our shareholders.

Delaware Law. Some provisions of Delaware law may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

 Section 203 of Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

➢

either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder;

➢

the interested stockholder acquired at least 85.0% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

➢	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

TRANSFER AGENT

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

LISTING

Our common stock is listed on the NASDAQ Stock Market LLC under the symbol “DIOD.”